Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue
Premiums
Gross	$4,639	$4,103	$8,898	$7,826
Less: Ceded	1,076	1,580	2,157	3,096
Net premiums	3,563	2,523	6,741	4,730
Net investment income (loss):
Interest and other investment income	1,339	1,320	2,764	2,599
Fair value and foreign currency changes on assets and liabilities (Note 5)	3,223	(3,500)	5,953	(1,005)
Net gains (losses) on available-for-sale assets	54	46	129	142
Net investment income (loss)	4,616	(2,134)	8,846	1,736
Fee income	1,354	1,293	2,728	2,548
Total revenue	9,533	1,682	18,315	9,014

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,848	3,461	7,553	6,891
Increase (decrease) in insurance contract liabilities (Note 7)	4,030	(2,975)	7,468	173
Decrease (increase) in reinsurance assets (Note 7)	(76)	(121)	(93)	(314)
Increase (decrease) in investment contract liabilities (Note 7)	5	(19)	15	(7)
Reinsurance expenses (recoveries) (Note 8)	(1,017)	(1,523)	(2,044)	(2,976)
Commissions	579	508	1,119	1,000
Net transfer to (from) segregated funds (Note 11)	(76)	(30)	(133)	(13)
Operating expenses	1,443	1,229	2,812	2,409
Premium taxes	87	73	165	143
Interest expense	79	84	160	156
Total benefits and expenses	8,902	687	17,022	7,462

Income (loss) before income taxes	631	995	1,293	1,552
Less: Income tax expense (benefit) (Note 9)	120	245	212	340

Total net income (loss)	511	750	1,081	1,212
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	7	(2)	13	(7)

Shareholders’ net income (loss)	504	752	1,068	1,219
Less: Preferred shareholders’ dividends	24	26	48	52
Common shareholders’ net income (loss)	$480	$726	$1,020	$1,167

Average exchange rates during the reporting periods:
U.S. dollars	1.29	1.23	1.33	1.23
U.K. pounds	1.85	1.88	1.91	1.88
Earnings (loss) per share (Note 13)
Basic	$0.78	$1.19	$1.66	$1.91
Diluted	$0.78	$1.18	$1.66	$1.90

Dividends per common share	$0.405	$0.380	$0.795	$0.740

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Total net income (loss)	$511	$750	$1,081	$1,212
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(182)	(91)	(964)	645
Unrealized gains (losses) on net investment hedges	–	3	–	(11)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	192	(208)	308	6
Reclassifications to net income (loss)	(34)	(19)	(80)	(77)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	–	7	(16)	–
Reclassifications to net income (loss)	(2)	(5)	–	(1)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(19)	3	(41)	68
Reclassifications to net income (loss) upon change in control (Note 3)	–	–	(8)	–
Total items that may be reclassified subsequently to income	(45)	(310)	(801)	630
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(32)	81	(58)	35
Total items that will not be reclassified subsequently to income	(32)	81	(58)	35
Total other comprehensive income (loss)	(77)	(229)	(859)	665
Total comprehensive income (loss)	434	521	222	1,877
Less: Participating policyholders’ and non-controlling interest comprehensive income (loss)	7	(3)	7	(2)
Shareholders’ comprehensive income (loss)	$427	$524	$215	$1,879
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$1	$(12)	$1	$(10)
Unrealized gains / losses on available-for-sale assets	(61)	69	(92)	3
Reclassifications to net income for available-for-sale assets	16	6	27	31
Unrealized gains / losses on cash flow hedges	(1)	(2)	2	–
Reclassifications to net income for cash flow hedges	–	1	–	–
Total items that may be reclassified subsequently to income	(45)	62	(62)	24
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	12	(33)	24	(15)
Total items that will not be reclassified subsequently to income	12	(33)	24	(15)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(33)	$29	$(38)	$9

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Second Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities (Note 5)		$6,544	$8,983
Debt securities (Note 5)		74,035	69,896
Equity securities (Note 5)		5,445	5,313
Mortgages and loans		39,497	39,103
Derivative assets		2,837	1,866
Other invested assets (Note 5)		3,442	3,111
Policy loans		3,082	3,151
Investment properties		6,511	6,540
Invested assets		141,393	137,963
Other assets		4,507	4,567
Reinsurance assets (Note 7)		5,122	5,386
Deferred tax assets		1,616	1,372
Intangible assets		1,595	1,479
Goodwill		5,220	4,646
Total general fund assets		159,453	155,413
Investments for account of segregated fund holders (Note 11)		91,463	91,440
Total assets		$250,916	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$115,740	$110,227
Investment contract liabilities (Note 7)		2,904	2,913
Derivative liabilities		2,697	3,378
Deferred tax liabilities		515	405
Other liabilities		12,367	12,332
Senior debentures		1,298	2,248
Subordinated debt		2,841	2,492
Total general fund liabilities		138,362	133,995
Insurance contracts for account of segregated fund holders (Note 11)		84,759	83,670
Investment contracts for account of segregated fund holders (Note 11)		6,704	7,770
Total liabilities		$229,825	$225,435
Equity
Issued share capital and contributed surplus		$10,915	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income		9,983	10,350
Total shareholders’ equity		20,898	21,250
Participating policyholders’ equity and non-controlling interest		193	168
Total equity		$21,091	$21,418
Total liabilities and equity		$250,916	$246,853

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.29	1.38
	U.K. pounds	1.72	2.04

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 10, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,567	8,465
Stock options exercised	15	33
Common shares purchased for cancellation	–	(74)
Issued under dividend reinvestment and share purchase plan	–	41
Issued as consideration for business acquisition	–	34
Balance, end of period	8,582	8,499
Contributed surplus
Balance, beginning of period	76	83
Share-based payments	3	2
Stock options exercised	(3)	(6)
Balance, end of period	76	79
Retained earnings
Balance, beginning of period	7,891	6,762
Net income (loss)	1,068	1,219
Dividends on common shares	(487)	(453)
Dividends on preferred shares	(48)	(52)
Common shares purchased for cancellation (Note 10)	–	(138)
Transaction with non-controlling interest (Note 3)	(47)	–
Balance, end of period	8,377	7,338
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	2,459	1,164
Total other comprehensive income (loss) for the period	(853)	660
Balance, end of period	1,606	1,824
Total shareholders’ equity, end of period	$20,898	$19,997
Participating policyholders:
Balance, beginning of period	$168	$141
Net income (loss)	14	(7)
Total other comprehensive income (loss) for the period (Note 14)	(5)	5
Total participating policyholders’ equity, end of period	$177	$139
Non-controlling interest:
Balance, beginning of period	$–	$–
Non-controlling interest arising from acquisition (Note 3)	18	–
Net income (loss)	(1)	–
Total other comprehensive income (loss) for the period (Note 14)	(1)	–
Total non-controlling interest, end of period	$16	$–
Total equity	$21,091	$20,136

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$631	$995	$1,293	$1,552
Add: Interest expense related to financing activities	68	74	139	148
Operating items not affecting cash:
Increase (decrease) in contract liabilities	4,164	(2,963)	7,561	81
(Increase) decrease in reinsurance assets	(78)	(128)	(142)	(322)
Unrealized (gains) losses on invested assets	(2,827)	3,600	(5,624)	1,951
Other non-cash items	219	199	(204)	(1,315)
Operating cash items:
Deferred acquisition costs	(14)	(15)	(9)	(31)
Realized (gains) losses on assets	(557)	(252)	(1,073)	(522)
Sales, maturities and repayments of invested assets	13,182	11,211	25,518	24,387
Purchases of invested assets	(13,497)	(11,954)	(26,359)	(24,146)
Change in policy loans	(1)	(16)	(18)	(24)
Income taxes received (paid)	(63)	(24)	(190)	(214)
Mortgage securitization (Note 5)	183	79	331	99
Other cash items	(80)	(236)	428	(184)
Net cash provided by (used in) operating activities	1,330	570	1,651	1,460
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(27)	(21)	(47)	(39)
Investment in and transactions with joint ventures and associates (Note 15)	(333)	–	(333)	(3)
Dividends received from associates and joint ventures	14	32	14	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)	–	–	(1,237)	–
Other investing activities	(21)	(24)	(38)	(39)
Net cash provided by (used in) investing activities	(367)	(13)	(1,641)	(49)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(36)	2	(133)	31
Redemption of senior debenture (Note 10)	(950)	–	(950)	–
Issuance of subordinated debt, net of issuance costs (Note 10)	–	–	348	–
Issuance of common shares on exercise of stock options	5	7	12	27
Common shares purchased for cancellation (Note 10)	–	(92)	–	(212)
Dividends paid on common and preferred shares	(269)	(235)	(528)	(457)
Interest expense paid	(76)	(95)	(138)	(148)
Net cash provided by (used in) financing activities	(1,326)	(413)	(1,389)	(759)
Changes due to fluctuations in exchange rates	(55)	(19)	(342)	190
Increase (decrease) in cash and cash equivalents	(418)	125	(1,721)	842
Net cash and cash equivalents, beginning of period	5,209	4,081	6,512	3,364
Net cash and cash equivalents, end of period	4,791	4,206	4,791	4,206
Short-term securities, end of period	1,549	3,116	1,549	3,116
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$6,340	$7,322	$6,340	$7,322

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2015 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2015 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2016

In December 2014, the IASB issued Disclosure Initiative, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Interim Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Interim Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

The following amendments are also effective for annual periods beginning on or after January 1, 2016, and did not have a material impact on our Interim Consolidated Financial Statements.

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments applied prospectively, provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments applied prospectively, clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments applied retrospectively, include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting.

42	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amended International Financial Reporting Standards Issued in 2016

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment, which clarifies how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. The amendments are to be applied prospectively, with retrospective application permitted. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3.     Acquisitions

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes an estimated contingent consideration of $21 that may be paid in cash over a 3-year period. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

During the second quarter of 2016, provisional amounts for intangible assets have been separately identified, valued, and recognized as part of the purchase price allocation presented below. Items on the statement of financial position that may be adjusted include insurance contract liabilities, intangible assets, goodwill, and deferred tax assets until finalization of the purchase price accounting.

The components of the fair value of net identifiable assets recognized from this acquisition consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net identifiable assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax assets	205
Intangible assets	270	(2)
Total assets acquired	$2,976
Liabilities assumed:
Insurance contract liabilities	$2,302
Other liabilities assumed	105
Total liabilities assumed	$2,407
Fair value of net identifiable assets acquired	$569
Goodwill	$695	(3)

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.
(2)

The acquired intangible assets are finite life intangible assets that consist of client relationship intangible assets of $180 and distribution intangible assets of $90 that will be amortized on a straight-line basis over 15 years.

(3)

The goodwill represents the excess of the purchase price over the fair value of net assets and includes the benefit of synergies and future business and other economic benefits arising from this transaction of which $318 is deductible for tax purposes.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	43

Acquisition in Sun Life Financial Asia

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. In connection with this acquisition, we also entered into an agreement that allows PVI Holdings to sell all of its remaining charter capital in PVI Sun Life to us within a 10-year period, which is recognized as Transaction with non-controlling interest in our Interim Consolidated Statements of Changes in Equity. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interest arising from acquisition was $18, which was recognized as its proportionate share of the fair value of the net identifiable assets. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

Subsequent Acquisition

On July 1, 2016, we increased our investment in our joint venture in Indonesia, PT CIMB Sun Life from 49% to 100% and simultaneously entered into an extended bancassurance agreement with PT Bank CIMB Niaga to strengthen our distribution capabilities for total consideration of approximately $76, consisting of $54 initial cash consideration and estimated contingent consideration of $22 to be paid over the next 3 years. Due to the recent closing of this transaction, the fair value determination and initial purchase price accounting for business combination have not been completed.

4.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

44	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$492	$2	$–	$–	$8	$–	$502
Life insurance	1,000	662	–	460	23	–	2,145
Health insurance	1,074	910	–	4	4	–	1,992
Total gross premiums	2,566	1,574	–	464	35	–	4,639
Less: ceded premiums	911	147	–	10	8	–	1,076
Net investment income (loss)	2,106	1,314	(2)	553	671	(26)	4,616
Fee income	245	60	953	81	33	(18)	1,354
Total revenue	4,006	2,801	951	1,088	731	(44)	9,533
Less:
Total benefits and expenses	3,809	2,732	674	1,002	729	(44)	8,902
Income tax expense (benefit)	8	14	104	16	(22)	–	120
Total net income (loss)	$189	$55	$173	$70	$24	$–	$511
2015
Gross premiums:
Annuities	$732	$51	$–	$–	$8	$–	$791
Life insurance	916	569	–	228	27	–	1,740
Health insurance	1,004	560	–	4	4	–	1,572
Total gross premiums	2,652	1,180	–	232	39	–	4,103
Less: ceded premiums	1,420	151	–	9	–	–	1,580
Net investment income (loss)	(741)	(797)	2	(159)	(423)	(16)	(2,134)
Fee income	243	50	901	75	40	(16)	1,293
Total revenue	734	282	903	139	(344)	(32)	1,682
Less:
Total benefits and expenses	299	76	634	34	(324)	(32)	687
Income tax expense (benefit)	100	72	107	12	(46)	–	245
Total net income (loss)	$335	$134	$162	$93	$26	$–	$750

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	45

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$881	$4	$–	$4	$16	$–	$905
Life insurance	1,960	1,258	–	891	48	–	4,157
Health insurance	2,148	1,670	–	9	9	–	3,836
Total gross premiums	4,989	2,932	–	904	73	–	8,898
Less: ceded premiums	1,819	303	–	21	14	–	2,157
Net investment income (loss)	3,849	2,837	3	1,020	1,189	(52)	8,846
Fee income	488	117	1,932	161	68	(38)	2,728
Total revenue	7,507	5,583	1,935	2,064	1,316	(90)	18,315
Less:
Total benefits and expenses	7,169	5,396	1,372	1,870	1,305	(90)	17,022
Income tax expense (benefit)	(20)	34	213	30	(45)	–	212
Total net income (loss)	$358	$153	$350	$164	$56	$–	$1,081
2015
Gross premiums:
Annuities	$1,082	$94	$–	$–	$13	$–	$1,189
Life insurance	1,822	1,104	–	485	53	–	3,464
Health insurance	2,034	1,121	–	8	10	–	3,173
Total gross premiums	4,938	2,319	–	493	76	–	7,826
Less: ceded premiums	2,775	297	–	18	6	–	3,096
Net investment income (loss)	1,685	4	1	93	(16)	(31)	1,736
Fee income	484	101	1,770	148	80	(35)	2,548
Total revenue	4,332	2,127	1,771	716	134	(66)	9,014
Less:
Total benefits and expenses	3,762	1,866	1,256	532	112	(66)	7,462
Income tax expense (benefit)	90	92	205	23	(70)	–	340
Total net income (loss)	$480	$169	$310	$161	$92	$–	$1,212

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2016
Debt securities	$61,152	$12,883	$–	$74,035
Equity securities	$4,704	$741	$–	$5,445
Other invested assets	$1,816	$390	$1,236	$3,442

December 31, 2015
Debt securities	$56,785	$13,111	$–	$69,896
Equity securities	$4,426	$887	$–	$5,313
Other invested assets	$1,811	$327	$973	$3,111

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

46	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$(1)	$(19)	$17
Debt securities	2,519	(2,977)	3,904	(723)
Equity securities	148	(96)	209	52
Derivative investments	581	(380)	2,409	(1,063)
Other invested assets	11	(8)	(37)	38
Total change in fair value through profit or loss assets and liabilities	3,258	(3,462)	6,466	(1,679)
Fair value changes on investment properties	69	60	94	116
Foreign exchange gains (losses)(1)	(104)	(98)	(607)	558
Fair value and foreign currency changes on assets and liabilities	$3,223	$(3,500)	$5,953	$(1,005)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $2 during the three and six months ended June 30, 2016, respectively ($1 and $2 for the three and six months ended June 30, 2015).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2016	December 31, 2015	June 30, 2015
Cash	$1,542	$1,856	$1,193
Cash equivalents	3,453	4,822	3,145
Short-term securities	1,549	2,305	3,116
Cash, cash equivalents and short-term securities	6,544	8,983	7,454
Less: Bank overdraft, recorded in Other liabilities	204	166	132
Net cash, cash equivalents and short-term securities	$6,340	$8,817	$7,322

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	47

The carrying value and fair value of the securitized mortgages as at June 30, 2016 are $976 and $1,000, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at June 30, 2016 are $998 and $1,042, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at June 30, 2016 and December 31, 2015 are $27 and $17, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2016 and December 31, 2015.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2015 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2016 and December 31, 2015.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,946	$598	$–	$6,544	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,187	59,368	597	61,152	1,205	55,053	527	56,785
Debt securities – available-for-sale	620	12,133	130	12,883	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,683	1,890	131	4,704	2,562	1,694	170	4,426
Equity securities – available-for-sale	567	167	7	741	709	178	–	887
Derivative assets	18	2,819	–	2,837	30	1,836	–	1,866
Other invested assets	812	156	1,238	2,206	888	144	1,106	2,138
Investment properties	–	–	6,511	6,511	–	–	6,540	6,540
Total invested assets	$11,833	$77,131	$8,614	$97,578	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$25,692	$64,978	$793	$91,463	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$37,525	$142,109	$9,407	$189,041	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$4	$4
Derivative liabilities	35	2,662	–	2,697	8	3,370	–	3,378
Total liabilities measured at fair value	$35	$2,662	$3	$2,700	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,627	$40	$2,667	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	12,356	41	12,397	–	10,516	39	10,555
U.S. government and agency	1,187	58	6	1,251	1,205	59	8	1,272
Other foreign government	–	5,897	20	5,917	–	5,883	33	5,916
Corporate	–	34,968	389	35,357	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,652	43	1,695	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,468	14	1,482	–	1,052	8	1,060
Collateralized debt obligations	–	34	21	55	–	34	28	62
Other	–	308	23	331	–	326	26	352
Total debt securities – fair value through profit or loss	$1,187	$59,368	$597	$61,152	$1,205	$55,053	$527	$56,785

48	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,855	$–	$1,855	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	1,000	–	1,000	–	836	–	836
U.S. government and agency	620	74	–	694	430	–	–	430
Other foreign government	–	858	–	858	–	737	1	738
Corporate	–	6,240	60	6,300	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	930	–	930	–	940	–	940
Residential mortgage-backed securities	–	496	–	496	–	308	–	308
Collateralized debt obligations	–	212	35	247	–	221	–	221
Other	–	468	35	503	–	434	41	475
Total debt securities – available-for-sale	$620	$12,133	$130	$12,883	$430	$12,576	$105	$13,111

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2016 and June 30, 2015.

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2016
Beginning balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Included in net income(1)(3)	8	–	1	–	(11)	58	56	7	63
Included in OCI(3)	–	1	–	–	(4)	–	(3)	–	(3)
Purchases	85	35	4	–	192	102	418	103	521
Sales	(2)	(2)	–	–	(36)	(76)	(116)	(14)	(130)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(80)	(27)	(37)	–	–	–	(144)	(2)	(146)
Foreign currency translation(4)	(12)	–	–	–	–	(19)	(31)	(36)	(67)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$2	$–	$–	$(10)	$96	$88	$4	$92

For the three months ended
June 30, 2015
Beginning balance	$1,045	$437	$161	$–	$881	$6,260	$8,784	$611	$9,395
Included in net income(1)(3)	(8)	–	3	–	(3)	52	44	(1)	43
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	47	79	4	–	72	105	307	93	400
Sales	(5)	(3)	(2)	–	(21)	(24)	(55)	(3)	(58)
Settlements	(42)	(6)	–	–	–	–	(48)	–	(48)
Transfers into Level 3(2)	64	–	–	–	–	–	64	6	70
Transfers (out) of Level 3(2)	(328)	(162)	–	–	–	–	(490)	(6)	(496)
Foreign currency translation(4)	(2)	(3)	(1)	–	(1)	(21)	(28)	21	(7)
Ending balance	$771	$342	$165	$–	$923	$6,372	$8,573	$721	$9,294
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(22)	$–	$4	$–	$(3)	$59	$38	$8	$46

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	49

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)	5	2	(6)	–	(65)	72	8	9	17
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	153	60	25	7	277	189	711	136	847
Sales	(6)	(3)	–	–	(72)	(146)	(227)	(27)	(254)
Settlements	(11)	(1)	(17)	–	–	–	(29)	–	(29)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(101)	(27)	(37)	–	–	–	(165)	(9)	(174)
Foreign currency translation(4)	(32)	(6)	(4)	–	(3)	(144)	(189)	(81)	(270)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$1	$(7)	$–	$(64)	$109	$39	$6	$45

For the six months ended
June 30, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)	8	3	9	–	29	96	145	27	172
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	172	205	27	–	139	156	699	120	819
Sales	(7)	(3)	(2)	–	(32)	(115)	(159)	(10)	(169)
Settlements	(53)	(10)	–	–	–	–	(63)	(1)	(64)
Transfers into Level 3(2)	82	8	–	–	–	–	90	16	106
Transfers (out) of Level 3(2)	(358)	(152)	–	–	–	–	(510)	(6)	(516)
Foreign currency translation(4)	36	11	6	–	4	127	184	45	229
Ending balance	$771	$342	$165	$–	$923	$6,372	$8,573	$721	$9,294
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(19)	$–	$9	$–	$30	$143	$163	$34	$197

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.

6.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2015 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2016. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

50	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2016			For the three months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$106,156	$4,573	$101,583	$101,808	$4,161	$97,647
Change in balances on in-force policies	3,341	47	3,294	(3,686)	88	(3,774)
Balances arising from new policies	681	31	650	704	29	675
Method and assumption changes	8	(2)	10	7	4	3
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,030	76	3,954	(2,975)	121	(3,096)
Acquisitions (Note 3)	–	–	–	–	–	–
Foreign exchange rate movements	(950)	(34)	(916)	(265)	(48)	(217)
Balances before Other policy liabilities and assets	109,236	4,615	104,621	98,568	4,234	94,334
Other policy liabilities and assets	6,504	507	5,997	6,139	419	5,720
Total Insurance contract liabilities and Reinsurance assets, end of period	$115,740	$5,122	$110,618	$104,707	$4,653	$100,054

	For the six months ended June 30, 2016			For the six months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$103,730	$4,812	$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	5,821	37	5,784	(1,376)	37	(1,413)
Balances arising from new policies	1,633	61	1,572	1,414	215	1,199
Method and assumption changes	14	(5)	19	135	62	73
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	7,468	93	7,375	173	314	(141)
Acquisitions (Note 3)	2,196	–	2,196	–	–	–
Foreign exchange rate movements	(4,158)	(290)	(3,868)	3,152	249	2,903
Balances before Other policy liabilities and assets	109,236	4,615	104,621	98,568	4,234	94,334
Other policy liabilities and assets	6,504	507	5,997	6,139	419	5,720
Total Insurance contract liabilities and Reinsurance assets, end of period	$115,740	$5,122	$110,618	$104,707	$4,653	$100,054

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	51

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2016		For the three months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$4	$2,236	$17	$2,129
Deposits	–	79	–	81
Interest	–	12	–	10
Withdrawals	–	(66)	(6)	(69)
Fees	–	(1)	–	(2)
Other	–	4	(1)	–
Foreign exchange rate movements	(1)	(1)	–	–
Balances, end of period	$3	$2,263	$10	$2,149

	For the six months ended June 30, 2016		For the six months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$4	$2,208	$16	$2,142
Deposits	–	193	–	179
Interest	–	23	–	21
Withdrawals	–	(166)	(6)	(199)
Fees	–	(2)	–	(2)
Other	–	9	(1)	5
Foreign exchange rate movements	(1)	(2)	1	3
Balances, end of period	$3	$2,263	$10	$2,149
Changes in investment contract liabilities with DPF are as follows:
	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$656	$718	$701	$661
Change in liabilities on in-force policies	(7)	(32)	(8)	(31)
Liabilities arising from new policies	–	3	–	3
Increase (decrease) in liabilities	(7)	(29)	(8)	(28)
Foreign exchange rate movements	(11)	(6)	(55)	50
Balances, end of period	$638	$683	$638	$683
7.C Gross Claims and Benefits Paid Gross claims and benefits paid consist of the following:
	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Maturities and surrenders	$678	$732	$1,343	$1,442
Annuity payments	463	434	936	866
Death and disability benefits	927	852	1,866	1,751
Health benefits	1,487	1,147	2,806	2,288
Policyholder dividends and interest on claims and deposits	293	296	602	544
Total gross claims and benefits paid	$3,848	$3,461	$7,553	$6,891

52	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Recovered claims and benefits	$903	$1,373	$1,807	$2,610
Commissions	13	14	27	28
Reserve adjustments	20	6	45	75
Operating expenses and other	81	130	165	263
Reinsurance (expenses) recoveries	$1,017	$1,523	$2,044	$2,976

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2016		June 30, 2015		June 30, 2016		June 30, 2015
		%		%		%		%
Total net income (loss)	$511		$750		$1,081		$1,212
Add: Income tax expense (benefit)	120		245		212		340
Total net income (loss) before income taxes	$631		$995		$1,293		$1,552
Taxes at the combined Canadian federal and provincial statutory income tax rate	$169	26.8	$266	26.8	$346	26.8	$415	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	12	1.9	16	1.6	9	0.7	24	1.5
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	20	2.0	1	0.1	21	1.4
Tax exempt investment income	(42)	(6.6)	(24)	(2.4)	(106)	(8.2)	(76)	(4.9)
Tax rate and other legislative changes	–	–	(5)	(0.5)	–	–	(5)	(0.3)
Adjustments in respect of prior periods, including resolution of tax disputes	(6)	(1.0)	(28)	(2.9)	(19)	(1.5)	(35)	(2.3)
Other	(13)	(2.1)	–	–	(19)	(1.5)	(4)	(0.3)
Total tax expense (benefit) and effective income tax rate	$120	19.0	$245	24.6	$212	16.4	$340	21.9

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, includes the impact of finalization of tax audits and the tax filings in various jurisdictions.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	53

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2015 Annual Consolidated Financial Statements.

As part of the revisions to the 2016 Minimum Continuing Capital and Surplus Requirements (“MCCSR”) Guidance of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”), disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. SLF Inc.’s MCCSR ratio as at June 30, 2016 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at June 30, 2016 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2016. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2016.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the six months ended June 30,	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	612.3	$8,567	613.1	$8,465
Stock options exercised	0.5	15	0.9	33
Common shares purchased for cancellation(1)	–	–	(5.3)	(74)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	1.0	41
Shares issued as consideration for business acquisition	–	–	0.9	34
Balance, end of period	612.8	$8,582	610.6	$8,499

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. The common shares purchased and cancelled under this program during the two quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares was allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares was based on the average cost per common share and amounts paid above the average cost was allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan (“DRIP”) for dividend reinvestments in 2015 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants on the open market through the Exchanges.

10.B.ii Senior and Subordinated Debt

On June 1, 2016, SLF Inc. redeemed all of the outstanding $950 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

On February 19, 2016, SLF Inc. issued $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the “Debentures”). The net proceeds of $348 were used to partially fund the acquisition of Assurant EB and for general corporate purposes. The Debentures bear interest at a fixed rate of 3.10% per annum payable in equal semi-annual instalments to, but excluding February 19, 2021. From February 19, 2021 to, but excluding the maturity date of February 19, 2026, the Debentures will bear interest at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”) plus 2.20% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after February 19, 2021 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

54	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2016	December 31, 2015
Segregated and mutual fund units	$78,321	$76,076
Equity securities	9,246	11,169
Debt securities	3,262	3,217
Cash, cash equivalents and short-term securities	403	719
Investment properties	402	479
Mortgages	31	36
Other assets	162	152
Total assets	$91,827	$91,848
Less: Liabilities arising from investing activities	$364	$408
Total investments for account of segregated fund holders	$91,463	$91,440

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$82,754	$81,821	$7,041	$7,846
Additions to segregated funds:
Deposits	2,809	4,448	25	39
Net transfer (to) from general funds	(76)	(30)	–	–
Net realized and unrealized gains (losses)	1,927	(1,533)	267	(151)
Other investment income	250	269	58	66
Total additions	$4,910	$3,154	$350	$(46)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,109	2,216	155	266
Management fees	196	198	18	24
Taxes and other expenses	61	29	4	1
Foreign exchange rate movements	539	(181)	510	(278)
Total deductions	$2,905	$2,262	$687	$13
Net additions (deductions)	$2,005	$892	$(337)	$(59)
Balances, end of period	$84,759	$82,713	$6,704	$7,787

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	55

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Balances, beginning of period	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	5,515	6,826	50	72
Net transfers (to) from general funds	(133)	(13)	–	–
Net realized and unrealized gains (losses)	1,059	2,562	248	228
Other investment income	704	650	101	110
Total additions	$7,145	$10,025	$399	$410
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,275	4,354	289	373
Management fees	389	396	36	44
Taxes and other expenses	117	77	7	7
Foreign exchange rate movements	1,275	(779)	1,133	(599)
Total deductions	$6,056	$4,048	$1,465	$(175)
Net additions (deductions)	$1,089	$5,977	$(1,066)	$585
Balances, end of period	$84,759	$82,713	$6,704	$7,787

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Revenue	$113	$8,181	$2,111	$(872)	$9,533
Shareholders’ net income (loss)	$504	$313	$105	$(418)	$504

June 30, 2015
Revenue	$101	$727	$686	$168	$1,682
Shareholders’ net income (loss)	$752	$518	$183	$(701)	$752

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Revenue	$504	$15,396	$4,401	$(1,986)	$18,315
Shareholders’ net income (loss)	$1,068	$642	$7	$(649)	$1,068

June 30, 2015
Revenue	$189	$7,134	$1,964	$(273)	$9,014
Shareholders’ net income (loss)	$1,219	$881	$251	$(1,132)	$1,219

56	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2016
Invested assets	$21,279	$134,723	$6,155	$(20,764)	$141,393
Total other general fund assets	$10,077	$24,011	$22,206	$(38,234)	$18,060
Investments for account of segregated fund holders	$–	$91,417	$46	$–	$91,463
Insurance contract liabilities	$–	$116,045	$8,007	$(8,312)	$115,740
Investment contract liabilities	$–	$2,904	$–	$–	$2,904
Total other general fund liabilities	$10,458	$23,982	$18,079	$(32,801)	$19,718

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

13.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Common shareholders’ net income (loss) for basic earnings per share	$480	$726	$1,020	$1,167
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$482	$728	$1,025	$1,172
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	612	613	612
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	618	619	618
Basic earnings (loss) per share	$0.78	$1.19	$1.66	$1.91
Diluted earnings (loss) per share	$0.78	$1.18	$1.66	$1.90

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three and six months ended June 30, 2016 (2 million for the three and six months ended June 30, 2015) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2016	57

14.    Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the three months ended June 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,603	$(182)	$1,421	$1,505	$(88)	$1,417
Unrealized gains (losses) on available-for-sale assets	295	158	453	679	(227)	452
Unrealized gains (losses) on cash flow hedges	(11)	(2)	(13)	3	2	5
Share of other comprehensive income (loss) in joint ventures and associates	46	(19)	27	86	3	89
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(244)	(32)	(276)	(215)	81	(134)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$1,695	$(77)	$1,618	$2,064	$(229)	$1,835
Total attributable to:
Participating policyholders	$13	$–	$13	$12	$(1)	$11
Non-controlling interest	(1)	–	(1)	–	–	–
Shareholders	1,683	(77)	1,606	2,052	(228)	1,824
Total	$1,695	$(77)	$1,618	$2,064	$(229)	$1,835

	2016			2015
For the six months ended June 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(964)	$1,421	$783	$634	$1,417
Unrealized gains (losses) on available-for-sale assets	225	228	453	523	(71)	452
Unrealized gains (losses) on cash flow hedges	3	(16)	(13)	6	(1)	5
Share of other comprehensive income (loss) in joint ventures and associates	76	(49)	27	21	68	89
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(58)	(276)	(169)	35	(134)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(859)	$1,618	$1,170	$665	$1,835
Total attributable to:
Participating policyholders	$18	$(5)	$13	$6	$5	$11
Non-controlling interest	–	(1)	(1)	–	–	–
Shareholders	2,459	(853)	1,606	1,164	660	1,824
Total	$2,477	$(859)	$1,618	$1,170	$665	$1,835

15.    Joint Ventures and Associates

On April 11, 2016, we completed a transaction to increase our ownership in Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $333, which includes transaction costs.

58	Sun Life Financial Inc.	Second Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)